EX-3.(ii)(ix)




     Amendments to Article II, Sections 3 and 6 of the By-laws, creating a classified Board of Directors, which, until further amended, shall read in their entirety, as follows:



     Section 3. The Board of Directors shall be comprised of three Classes, each such Class to be as nearly equal in number as possible. At each annual meeting of shareholders, each Director shall be elected to hold office until expiration of the term of that Director's Class, which shall in each instance be three years, or until such Director's successor is elected and qualified; provided however, that the terms of office of Directors initially classified and elected shall be as follows: the term of the first Class shall expire at the next annual meeting of shareholders following approval of classification; the term of the second class at the second succeeding annual meeting following approval of classification; and the term of the third Class at the third succeeding annual meeting following approval of classification.



     Section 6. Newly created Directorships resulting from an increase in the number of Directors and vacancies occurring in the Board of Directors for any reason whatsoever shall be filled by a vote of a majority of the Directors then in office, although less than a quorum exists. A Director elected to fill a vacancy or a newly created Directorship shall not be classified, but shall be elected and hold office until the next annual meeting of shareholders, or until such time as may be otherwise provided for in Sections 4 and 5 herein. Any newly created Directorships, or any decrease in Directorships, shall be so apportioned among the Classes as to make all Classes as nearly equal as possible.